SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Oasis Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67420T 206

(CUSIP Number)

Nickolas J. Lorentzatos

1001 Fannin Street, Suite 1500, Houston TX 77002

Tel: (281) 404-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67420T 206 13D Page 2 of 11

1	Name of Reporting Person OMS Holdings LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 33,846,032 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 33,846,032 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,846,032 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 69.6%**
14	Type of Reporting Person OO (Limited Liability Company)

*

Consists of 21,846,032 common units representing limited partner interests in Oasis Midstream Partners LP (“common units”) held of record by OMS Holdings LLC, and 12,000,000 common units held of record by Oasis Investment Holdings LLC. OMS Holdings LLC is the managing member of and owns an 87.3% membership interest in Oasis Investment Holdings LLC. Oasis Petroleum North America LLC owns the remaining 12.7% membership interest in Oasis Investment Holdings LLC.

**	Based on a total of 48,627,680 common units outstanding as of December 29, 2021.

CUSIP No. 67420T 206 13D Page 3 of 11

1	Name of Reporting Person Oasis Investment Holdings LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 12,000,000 units
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 12,000,000 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.7%*
14	Type of Reporting Person OO (Limited Liability Company)

*	Based on a total of 48,627,680 common units outstanding as of December 29, 2021.

CUSIP No. 67420T 206 13D Page 4 of 11

1	Name of Reporting Person Oasis Petroleum North America LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 12,000,000 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 12,000,000 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.7%**
14	Type of Reporting Person OO (Limited Liability Company)

*	Consists of 12,000,000 common units held of record by Oasis Investment Holdings LLC. Oasis Petroleum North America LLC owns a 12.7% membership interest in Oasis Investment Holdings LLC.
**	Based on a total of 48,627,680 common units outstanding as of December 29, 2021.

CUSIP No. 67420T 206 13D Page 5 of 11

1	Name of Reporting Person Oasis Petroleum LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 33,846,032 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 33,846,032 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,846,032 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 69.6%**
14	Type of Reporting Person OO (Limited Liability Company)

*

Consists of 21,846,032 common units held of record by OMS Holdings LLC, which is a wholly owned subsidiary of Oasis Petroleum LLC, and 12,000,000 common units held of record by Oasis Investment Holdings LLC. OMS Holdings LLC is the managing member of and owns an 87.3% membership interest in Oasis Investment Holdings LLC. Oasis Petroleum North America LLC, which is a wholly owned subsidiary of Oasis Petroleum LLC, owns the remaining 12.7% membership interest in Oasis Investment Holdings LLC.

**	Based on a total of 48,627,680 common units outstanding as of December 29, 2021.

CUSIP No. 67420T 206 13D Page 6 of 11

1	Name of Reporting Person Oasis Petroleum Inc.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 33,846,032 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 33,846,032 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,846,032 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 69.6%**
14	Type of Reporting Person CO (Corporation)

*

Consists of 21,846,032 common units held of record by OMS Holdings LLC, which is a wholly owned subsidiary of Oasis Petroleum LLC, and 12,000,000 common units held of record by Oasis Investment Holdings LLC. OMS Holdings LLC is the managing member of and owns an 87.3% membership interest in Oasis Investment Holdings LLC. Oasis Petroleum North America LLC, which is a wholly owned subsidiary of Oasis Petroleum LLC, owns the remaining 12.7% membership interest in Oasis Investment Holdings LLC.

**	Based on a total of 48,627,680 common units outstanding as of December 29, 2021.

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on September 25, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on November 19, 2018, Amendment No. 2 to the Schedule 13D filed on March 19, 2021, Amendment No. 3 to the Schedule 13D filed on April 1, 2021, Amendment No. 4 to the Schedule 13D filed on July 2, 2021, and Amendment No. 5 to the Schedule 13D filed on November 2, 2021 (as amended, the “Original Schedule 13D”), by OMS Holdings LLC, a Delaware limited liability company (“OMS Holdings”), Oasis Petroleum LLC, a Delaware limited liability company (“Oasis Petroleum”), and Oasis Petroleum Inc., a Delaware corporation (“OAS”), with respect to the common units (“Partnership Common Units”) representing limited partner interests in Oasis Midstream Partners LP, a Delaware limited partnership (the “Issuer” or “Partnership”).

This Amendment is being filed to, among other things, add Oasis Investment Holdings LLC, a Delaware limited liability company (“Oasis Investment Holdings”), and Oasis Petroleum North America LLC, a Delaware limited liability company (“OPNA” and, together with Oasis Investment Holdings, OAS, OMS Holdings and Oasis Petroleum, the “Reporting Persons”) as reporting persons hereunder and is being filed on behalf of the Reporting Persons. Except as otherwise specified in this Amendment, all items left blank or not reported remain unchanged in all material respects. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

(a) This Schedule 13D is being filed jointly by each of the following persons:

(i) OMS Holdings LLC, a Delaware limited liability company (“OMS Holdings”);

(ii) Oasis Investment Holdings LLC, a Delaware limited liability company (“Oasis Investment Holdings”);

(iii) Oasis Petroleum North America LLC, a Delaware limited liability company (“OPNA”);

(iv) Oasis Petroleum LLC, a Delaware limited liability company (“Oasis Petroleum”); and

(v) Oasis Petroleum Inc., a Delaware corporation (“OAS” and together with OMS Holdings, Oasis Investment Holdings, OPNA and Oasis Petroleum, the “Reporting Persons”);

OAS is a public company and owns 100% of the equity interests of Oasis Petroleum. Oasis Petroleum owns 100% of the equity interests of each of OPNA and OMS Holdings. OMS Holdings owns 87.3% of the equity interests in, and is the managing member of, Oasis Investment Holdings, and OPNA owns the remaining 12.7% of the equity interests in Oasis Investment Holdings. OMS Holdings owns 100% of the equity interests in, and is the sole member of, OMP GP LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”). The General Partner owns the non-economic general partner interest in the Issuer.

OMS Holdings is a limited partner of the Issuer and the record holder of 21,846,032 common units, representing a 44.9% limited partner interest. Oasis Investment Holdings is a limited partner of the Issuer and the record holder of 12,000,000 common units, representing a 24.7% limited partner interest.

(b) The address of the principal office of each of the Reporting Persons is 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

(c) The name, residence or business address and present principal occupation or employment of each director and executive officer of each of the Reporting Persons are listed on Schedule I hereto.

(i) OMS Holdings’ principal business is to hold equity interests in certain subsidiaries that own certain gas gathering, crude oil gathering, produced water gathering, freshwater distribution and crude oil transportation assets as a wholly owned subsidiary of Oasis Petroleum, including holding equity interests in the Issuer, Oasis Investment Holdings and the General Partner;

(ii) Oasis Investment Holdings’ principal business is to hold and develop certain non-operated, non-reservation oil and gas assets and to hold equity interests in the Issuer;

(i) OPNA’s principal business is to engage in certain crude oil and natural gas exploration and production activities as a wholly owned subsidiary of Oasis Petroleum and to hold equity interests in Oasis Investment Holdings;

(iv) Oasis Petroleum’s principal business is to engage in certain crude oil and natural gas exploration and production activities as a wholly owned subsidiary of OAS and to hold equity interests in OMS Holdings;

(v) OAS’s principal business is crude oil and natural gas exploration and production and to hold equity interests in its subsidiaries, including Oasis Petroleum;

(d) During the last five years, none of the Reporting Persons nor any directors and executive officers of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of OMS Holdings, Oasis Investment Holdings, OPNA, Oasis Petroleum or OAS has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 shall be deemed to amend and supplement Item 3 of the Original Schedule 13D as set forth below:

On December 29, 2021, OMS Holdings and Oasis Investment Holdings entered into that certain Contribution Agreement attached hereto as Exhibit L (the “Contribution Agreement”), pursuant to which OMS Holdings contributed 12,000,000 Partnership Common Units held by OMS Holdings to Oasis Investment Holdings in exchange for an 87.3% membership interest in Oasis Investment Holdings.

On December 29, 2021, in connection with the contribution described above, OMS Holdings and OPNA entered into the Amended and Restated Limited Liability Company Agreement of Oasis Investment Holdings attached hereto as Exhibit M (the “Holdings Company Agreement”).

Item 4.	Purpose of Transaction

This Item 4 shall be deemed to amend and supplement Item 4 of the Original Schedule 13D as set forth below:

(a)

Contribution Agreement

On December 29, 2021, OMS Holdings and Oasis Investment Holdings entered into a Contribution Agreement attached hereto as Exhibit L, pursuant to which OMS Holdings contributed 12,000,000 Partnership Common Units held by OMS Holdings to Oasis Investment Holdings in exchange for an 87.3% membership interest in Oasis Investment Holdings.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and supplements Item 6 of the Original Schedule 13D as set forth below:

Contribution Agreement

Item 3 and Item 4 above contain summaries of certain provisions of the Contribution Agreement and of the Holdings Company Agreement, which are incorporated herein by reference. Such descriptions of the Contribution Agreement and the Holdings Company Agreement are qualified in their entirety by reference to the full text of the Contribution Agreement and the Holdings Company Agreement, which are attached hereto as Exhibit L and Exhibit M, respectively, and incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit A	Joint Filing Agreement, dated as of January 3, 2022 (filed herewith).

Exhibit B	Amended and Restated Agreement of Limited Partnership of Oasis Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).

Exhibit C	Second Amended and Restated Limited Liability Company Agreement of OMP GP LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on April 1, 2021).

Exhibit D	Contribution Agreement, dated as of September 25, 2017, by and among Oasis Midstream Partners LP, Oasis Petroleum LLC, OMS Holdings LLC, Oasis Midstream Services LLC, OMP GP LLC and OMP Operating LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).

Exhibit E	Registration Rights Agreement, dated as of September 25, 2017, by and between Oasis Midstream Partners LP and OMS Holdings LLC (incorporated by reference to Exhibit 10.9 of the Issuer’s Current Report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).

Exhibit F	Contribution Agreement, dated November 7, 2018, between Oasis Midstream Partners LP, OMS Holdings LLC, Oasis Midstream Services LLC, OMP GP LLC, OMP Operating LLC and, for certain limited purposes set forth therein, Oasis Petroleum Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on November 8, 2018).

Exhibit G	Contribution and Simplification Agreement, dated March 22, 2021, between Oasis Midstream Partners LP, OMS Holdings LLC, Oasis Midstream Services LLC, OMP GP LLC, OMP Operating LLC, OMP DevCo Holdings Corp., Beartooth DevCo LLC, Bobcat DevCo LLC and, for certain limited purposes set forth therein, Oasis Petroleum Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on March 22, 2021).

Exhibit H	Second Amended and Restated Agreement of Limited Partnership of Oasis Midstream Partners LP, dated as of March 30, 2021 (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on April 1, 2021).

Exhibit I	Underwriting Agreement dated as of June 24, 2021 (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on June 28, 2021).

Exhibit J	Agreement and Plan of Merger, dated as of October 25, 2021, by and among Oasis Midstream Partners LP, OMP GP LLC, Crestwood Equity Partners LP, Project Phantom Merger Sub LLC, Project Falcon Merger Sub LLC, and, solely for the purposes of Section 2.1(a)(i) thereof, Crestwood Equity GP LLC (incorporated by reference to Exhibit 2.1 to OAS’s current report on Form 8-K (File No. 001-34776) filed with the Commission on October 28, 2021).

Exhibit K	Support Agreement, dated as of October 25, 2021, by and among Crestwood Equity Partners LP, Oasis Midstream Partners LP, OMP GP LLC, Oasis Petroleum Inc. and OMS Holdings LLC (incorporated by reference to Exhibit 10.1 to OAS’s current report on Form 8-K (File No. 001-34776) filed with the Commission on October 28, 2021).

Exhibit L	Contribution Agreement, dated as of December 29, 2021, by and between OMS Holdings LLC and Oasis Investment Holdings LLC (filed herewith).

Exhibit M	Amended and Restated Limited Liability Company Agreement of Oasis Investment Holdings LLC (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2022

OASIS PETROLEUM INC.

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OASIS INVESTMENT HOLDINGS LLC

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OASIS PETROLEUM NORTH AMERICA LLC

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OASIS PETROLEUM LLC

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OMS HOLDINGS LLC

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary